UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
(Commission File No. 001-40634)
Gambling.com Group Limited
(Translation of registrant’s name into English)
22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX
(Address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐            No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐            No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On April 6, 2022, Gambling.com Group Limited ("Gambling.com Group”) provided its 2022 Annual Report to its shareholders. Such 2022 Annual Report is furnished hereto Exhibit 99.1 to this Form 6-K and is incorporated by reference herein pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information this 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
99.1	2022 Annual Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer
Date: April 6, 2023